Exhibit 99.1

The Offer is not being made, and this press release may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa, or any other jurisdiction in which the making of the Offer, the distribution of this press release or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish and U.S. law.

This press release has been published in Swedish and English. In the event of any discrepancy in content between the language versions, the Swedish version shall prevail.

PRESS RELEASE, June 29, 2015 (CET)

Infinera announces that its recommended public offer to the shareholders of Transmode has been enhanced, allowing shareholders the choice between the original offer consideration or a potential all cash consideration alternative

Sunnyvale, California, – June 29, 2015 – Infinera Corporation (NASDAQ: INFN) (“Infinera”) announces that its recommended public offer to the shareholders of Transmode AB (“Transmode”) to tender all their shares in Transmode to Infinera as announced on April 9, 2015 (the “Offer”) has been enhanced to provide Transmode shareholders a potential all cash consideration alternative. Shareholders representing in aggregate approximately 54.1 percent of the total number of shares and votes in Transmode have undertaken to accept the Offer, subject to certain conditions, as described more fully below.

Infinera is now offering the Transmode shareholders the choice between tendering their shares for SEK 110 per Transmode share in cash consideration, subject to a maximum total cash consideration in the Offer of SEK 2,133,611,172 (the “Capped Cash Alternative”) or the original Offer consideration in the form of a mix of cash and shares of common stock in Infinera (“Infinera Shares”) as announced on April 9, 2015 (adjusted for the dividend payment from Transmode of SEK 1.95 per share with a record date of April 20, 2015) (the “Original Consideration Alternative”). Additionally, Transmode shareholders can allocate their tenders between the two alternatives. The implied value of the Original Consideration Alternative has increased from SEK 107.051 per Transmode share as of April 8, 2015 to approximately SEK 110.542 per Transmode share as of June 26, 2015, an increase corresponding to approximately 3.3 percent.

Infinera believes the revised terms offer greater flexibility to Transmode shareholders by providing more upfront liquidity and less variability in the value of the offer consideration in the Capped Cash Alternative while preserving the ability to select the Original Consideration Alternative and thereby benefit from potential increases in the value of Infinera Shares. In the event the aggregate cash consideration to be paid by Infinera in the Offer would exceed SEK

[1]	Based on USD 19.43, which was the closing price for Infinera Shares on April 8, 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD exchange rate of 8.6414, and adjusted for the dividend payment from Transmode of SEK 1.95 per share with a record date of April 20, 2015.
[2]	Based on USD 21.24, which was the closing price for Infinera Shares on June 26, 2015 (the last trading day prior to announcement of the revised Offer), i.e., SEK 175.31 based on a SEK/USD exchange rate of 8.254, and adjusted for the dividend payment from Transmode of SEK 1.95 per share with a record date of April 20, 2015.

2,133,611,172 in total (the “Aggregate Cash Cap”), corresponding to 70.0 percent of the outstanding shares in Transmode (based on consideration of SEK 110 per Transmode share), Infinera will, in respect of a certain pro rata portion of the Transmode shares tendered under the Capped Cash Alternative, instead pay consideration in the form of Infinera Shares. Shareholders representing in aggregate approximately 54.1 percent of the total number of shares and votes in Transmode have undertaken to accept the Offer, subject to certain conditions.

The revised Offer

Under the revised Offer, all Transmode shareholders are offered to tender all of, or a certain lower number of, their Transmode shares for any of the following two consideration alternatives (or a combination thereof):3

The Original Consideration Alternative:

The Offer consideration under the Original Consideration Alternative consists of:4

•	in respect of approximately 73.80 percent of the Transmode shares tendered by each shareholder: approximately 0.6376 Infinera Shares per Transmode share (equivalent to a value of approximately SEK 107.05 per Transmode share as of April 8, 2015[5] and approximately SEK 111.78 per Transmode share as of June 26, 20156); and

•	in respect of the remaining approximately 26.20 percent of the Transmode shares tendered by each shareholder: SEK 107.05 in cash per Transmode share.

Accordingly, for every 10 Transmode shares tendered under the Original Consideration Alternative, each Transmode shareholder will receive SEK 280.50 in cash and approximately 4.705 Infinera Shares (such cash and share consideration corresponding to an aggregate value of approximately SEK 1,105.37 as of June 26, 20157).

The Capped Cash Alternative:

The Offer consideration under the Capped Cash Alternative consists of cash consideration of SEK 110 per Transmode share. In the event the aggregate cash consideration to be paid by Infinera in the Offer would exceed the Aggregate Cash Cap, Infinera will, in respect of a certain pro rata portion of the Transmode shares tendered under the Capped Cash Alternative, instead convert consideration into the form of approximately 0.6376 Infinera shares per Transmode share as set out below.

[3]	The consideration alternatives are presented based on a reduction of SEK 1.95 per Transmode share made as a result of the dividend payment from Transmode with a record date of April 20, 2015.
[4]	Certain numbers are rounded. The actual numbers that will be used to calculate the consideration for accepting Transmode shareholders are as follows: (i) For the rounded number 73.80 percent, the exact number is 73.7972909855208 percent, (ii) for the rounded number 26.20 percent, the exact number is 26.2027090144792 percent, and (iii) for the rounded number 0.6376 Infinera Shares, the exact number is 0.637581893984515 Infinera Shares.
[5]	Based on USD 19.43, which was the closing price for Infinera Shares on April 8, 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD exchange rate of 8.6414.
[6]	Based on USD 21.24, which was the closing price for Infinera Shares on June 26, 2015 (the last trading day prior to announcement of the revised Offer), i.e., SEK 175.31 based on a SEK/USD exchange rate of 8.254.
[7]	The aggregate value of the share consideration is calculated based on USD 21.24, which was the closing price for Infinera Shares on June 26, 2015 (the last trading day prior to announcement of the revised Offer), i.e., SEK 175.31 based on a SEK/USD exchange rate of 8.254.

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The total cash consideration to be paid by Infinera under the Original Consideration Alternative and the Capped Cash Alternative in aggregate is limited to the Aggregate Cash Cap, corresponding to 70.0 percent of the outstanding shares in Transmode.8 In the event the Offer acceptance levels in the Original Consideration Alternative and the Capped Cash Alternative in aggregate would cause the total cash consideration to be paid by Infinera in the Offer to exceed the Aggregate Cash Cap, a pro rata reduction of the number of Transmode shares to be acquired for cash consideration under the Capped Cash Alternative will be made. The reduction will be made such that the cash consideration to be paid by Infinera totals not more than SEK 2,133,611,172 and any surplus shares tendered under the Capped Cash Alternative in the Offer shall instead be deemed tendered for consideration of approximately 0.63769 Infinera Shares per Transmode share (i.e., equivalent to the share consideration under the Original Consideration Alternative). If the maximum pro rata reduction is made (i.e., where all outstanding Transmode shares are tendered in the Offer under the Capped Cash Alternative), 70.0 percent of the Transmode shares tendered in the Capped Cash Alternative will be acquired for cash consideration and 30.0 percent of the Transmode shares tendered in the Capped Cash Alternative will be acquired for consideration in the form of Infinera Shares. In such case, for every 10 Transmode shares tendered under the Capped Cash Alternative, each Transmode shareholder will receive SEK 770.00 in cash and approximately 1.913 Infinera Shares.

No pro rata reduction will be made in respect of the Transmode shares tendered under the Original Consideration Alternative.

In a situation where the initial acceptance period has expired and Infinera has declared the Offer unconditional, the consideration offered under the Capped Cash Alternative would no longer be available to the Transmode shareholders during a potential extended acceptance period thereafter (if any). However, Infinera reserves the right to continue to make available the Capped Cash Alternative during any such extended acceptance period in the event that continuing to offer such Capped Cash Alternative could not result in Infinera being obligated to pay cash consideration in the Offer that exceeds, in the aggregate, the Aggregate Cash Cap.

If Transmode pays any additional dividends, or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration under both the Original Consideration Alternative and the Capped Cash Alternative will be reduced accordingly.

Assuming that all outstanding shares in Transmode are tendered in the Offer under the Original Consideration Alternative, 13,037,699 Infinera Shares will be issued under the Offer, corresponding to approximately 9.9 percent of Infinera Shares outstanding as of June 26, 2015. Following completion of the Offer, former Transmode shareholders would, based on the aforementioned assumption, hold Infinera Shares representing approximately 9.0 percent of the outstanding shares of and voting power in the company resulting from the combination of Infinera and Transmode (the “Combined Company”) and approximately 8.7 percent of the Combined Company on a fully diluted basis.10

[8]	Calculated based on a consideration of SEK 110 per Transmode share.
[9]	For the rounded number 0.6376 Infinera Shares, the exact number is 0.637581893984515 Infinera Shares.
[10]	Based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode), 131,164,207 outstanding shares in Infinera as of June 26, 2015 and 137,303,750 Infinera Shares on a fully diluted basis as of March 28, 2015. Based on 129,093,644 outstanding shares in Infinera as of March 28, 2015, and assuming that all outstanding shares in Transmode are tendered in the Offer under the Original Consideration Alternative, former Transmode shareholders would hold Infinera Shares representing approximately 9.2 percent of the outstanding shares of and voting power in the Combined Company following completion of the Offer.

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Assuming that all outstanding shares in Transmode are tendered in the Offer under the Capped Cash Alternative and that a maximum pro rata reduction, as set out above, is carried out, 5,300,073 Infinera Shares will be issued under the Offer, corresponding to approximately 4.0 percent of Infinera Shares outstanding as of June 26, 2015. Following completion of the Offer, former Transmode shareholders would, based on the aforementioned assumptions, hold Infinera Shares representing approximately 3.9 percent of the outstanding shares of and voting power in the Combined Company and approximately 3.7 percent of the Combined Company on a fully diluted basis.11

Only whole Infinera Shares will be delivered to Transmode shareholders who accept the Offer. Fractions of shares will be combined and sold on the NASDAQ Global Select Market on behalf of the Transmode shareholders concerned, and the average net proceeds will thereafter be distributed among such shareholders in relation to the size of each shareholder’s fraction of an Infinera Share, following conversion to SEK.

The Offer is not subject to any financing conditions. Infinera will finance the cash portion of the Offer consideration through its existing cash resources. Assuming that all the outstanding shares in Transmode are tendered in the Offer under the Capped Cash Alternative, the Combined Company will have in aggregate, based on the Combined Company’s March 28, 2015 pro forma balance sheet, approximately USD 168.7 million of cash and investments remaining after paying out the cash consideration to Transmode shareholders under the Offer.12 In the event that any cash payment is required pursuant to the compulsory acquisition proceedings under Swedish law, the impact of such cash payments has not been considered in determining the amount of cash consideration required under either the Original Consideration Alternative or the Capped Cash Alternative (or combination thereof).

Premium calculations

The table below illustrates the premiums for the Original Consideration Alternative and the Capped Cash Alternative compared to the volume-weighted average share price for the Transmode share on Nasdaq Stockholm during each of the time periods set out below and compared to the Transmode share closing price on Nasdaq Stockholm on April 8, 2015, the last trading day prior to announcement of the Offer.

[11]	Based on 27,709,236 outstanding shares in Transmode (i.e., excluding 79,440 own shares held in treasury by Transmode) 131,164,207 outstanding shares in Infinera as of June 26, 2015 and 137,303,750 Infinera Shares on a fully diluted basis as of March 28, 2015. Based on 129,093,644 outstanding shares in Infinera as of March 28, 2015, and assuming that all outstanding shares in Transmode are tendered in the Offer under the Capped Cash Alternative and that a maximum pro rata reduction is carried out, former Transmode shareholders would hold Infinera Shares representing approximately 3.9 percent of the outstanding shares of and voting power in the Combined Company following completion of the Offer.
[12]	Cash consideration payout based on an SEK/USD exchange rate of 8.0968 as of June 22, 2015.

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	Unadjusted for dividend payment from Transmode of SEK 1.95 per share with record date on April 20, 2015		Adjusted for dividend payment from Transmode of SEK 1.95 per share with record date on April 20, 2015
	Transmode share price	Premium of Original Consideration Alternative (SEK 1093)	Transmode share price	Premium of Original Consideration Alternative as of April 8 (SEK 107.053)	Premium of Original Consideration Alternative as of June 26 (SEK 110.544)	Premium of Capped Cash Alternative (SEK 110.005)
Six month VWAP[1]	SEK 74.80	46%	SEK 72.85	47%	52%	51%
Three month VWAP[1]	SEK 82.75	32%	SEK 80.80	32%	37%	36%
One month VWAP[1]	SEK 90.58	20%	SEK 88.63	21%	25%	24%
Closing share price[2]	SEK 96.50	13%	SEK 94.55	13%	17%	16%

[1]	Volume-weighted average share price up to and including April 8, 2015, the last trading day prior to announcement of the Offer
[2]	On April 8, 2015, the last trading day prior to announcement of the Offer
[3]	Based on USD 19.43, which was the closing price for Infinera Shares on April 8, 2015 (the last trading day prior to announcement of the Offer), i.e., SEK 167.90 based on a SEK/USD exchange rate of 8.6414
[4]	Based on USD 21.24 , which was the closing price for Infinera Shares on June 26, 2015 (the last trading day prior to announcement of the revised Offer), i.e., SEK 175.31 based on a SEK/USD exchange rate of 8.254
[5]	Assuming no pro rata reduction as a result of exceeding the Aggregate Cash Cap

Statement by the Board of Directors in Transmode

As previously stated in a press release issued by Transmode on April 9, 2015, the Board of Directors of Transmode unanimously recommends that Transmode shareholders accept the Offer.13 The Board of Directors of Transmode is positive to the enhanced Offer providing Transmode shareholders an additional consideration alternative consisting of potentially all cash.

[13]	Since Pod Investment AB (“Pod”) has entered into an undertaking to tender its shares in Transmode in the Offer, Board members Tom Nyman, Chairman of the Board of Transmode and Director of Pod, and Axel Roos, Director of the Board of Transmode and CEO and Director of Pod, have, due to conflict of interest, not participated in Transmode’s Board of Directors’ handling of, or decisions relating to, the Offer. The remaining Board members in Transmode are independent of Infinera.

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Comments from Transmode and certain shareholders

“The Board of Directors14 of Transmode is positive to the enhanced Offer providing Transmode shareholders a potential all cash consideration alternative and as previously stated the Board unanimously recommends the Offer,” said Transmode board member Helena Nordman-Knutson.

“We believe that the amended offer from Infinera introduces a favourable element of optionality to the holders of Transmode stock when considering the Infinera offer, and re-iterate our belief in the long term strategic rationale of the combination,” commented Tom Nyman and Axel Roos of Pod Investment AB.

“We view this deal as highly synergistic for both companies and are appreciative of Infinera’s willingness to extend additional flexibility to Transmode’s shareholders with this enhanced offer,” said Johan Lannebo, Lannebo Fonder.

Undertakings to accept the Offer

Pod Investment AB (“Pod”), holding 9,223,140 Transmode shares corresponding to approximately 33.3 percent of the total number of shares and votes in Transmode, has undertaken to tender its shares in Transmode in the Offer (as disclosed in Infinera’s press release of April 9, 2015 and as amended due to the revised Offer in accordance with the below description). In addition, Lannebo Fonder, Ferd AS and Lancelot Asset Management, holding in aggregate 5,756,711 Transmode shares corresponding to approximately 20.8 percent of the total number of shares and votes in Transmode (together with Pod the “Accepting Shareholders”), have undertaken to accept the Offer as revised through this announcement, subject to certain conditions. As a result, shareholders representing in aggregate approximately 54.1 percent of the total number of shares and votes in Transmode have undertaken to accept the Offer as revised through this announcement, subject to certain conditions. In the event that before the expiration of the acceptance period (including any extension) under the Offer, a third party announces a public offer to acquire all the shares in Transmode for a price which exceeds the price in the Offer by more than eight (8) percent (the “8 Percent Hurdle”) and such offer is recommended by the Board of Directors of Transmode (a “Superior Offer”), and provided that Infinera has not publicly announced an increased Offer that is recommended by the Board of Directors of Transmode (“Increased Offer”) no later than on the date preceding the last day of the acceptance period (excluding any extension of it) under the Superior Offer (the “Right to Match”), then the undertaking to accept the Offer shall lapse and the Accepting Shareholders shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. In case an Increased Offer is made and the Superior Offer is thereafter increased to exceed the Increased Offer and such increased Superior Offer is recommended by the Board of Directors of Transmode (an “Increased Superior Offer”), and provided that Infinera does not exercise its Right to Match, then the Accepting Shareholders’ undertaking to accept the Offer shall lapse and the Accepting Shareholders shall be entitled to withdraw any acceptance of the Offer and accept the Increased Superior Offer. The 8 Percent Hurdle shall apply to a Superior Offer only (but not to any subsequent Increased Superior Offer), whereas the Right to Match shall apply to each and every Superior Offer and each and every Increased Superior Offer.

[14]	Since Pod has entered into an undertaking to tender its shares in Transmode in the offer, the Board members Tom Nyman, Chairman of the Board of Transmode and Director of Pod, and Axel Roos, Director of the Board of Transmode and CEO and Director of Pod, have, due to conflict of interest, not participated in Transmode’s Board of Directors’ handling of, or decisions relating to, the original Offer or the revised Offer from Infinera. The remaining Board members in Transmode are independent of Infinera.

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The basis for determination of whether a Superior Offer exceeds the 8 Percent Hurdle, or, as the case may be, an Increased Superior Offer exceeds an Increased Offer, are set out in the Accepting Shareholders’ undertakings that will be described in more detail in the offer document to be published by Infinera. The Accepting Shareholders’ undertakings to accept the Offer shall terminate automatically and be of no further force or effect if the Offer lapses or is withdrawn, or the undertaking has lapsed due to a Superior Offer in accordance with the above, i.e., in cases where Infinera has not exercised its Right to Match. Furthermore, all of the Accepting Shareholders’ obligations under the undertaking will lapse, at the option of each Accepting Shareholder, if (a) the Offer is not being declared unconditional before September 15, 2015; (b) a circumstance has occurred, which could not have been reasonably known or anticipated by such Accepting Shareholder at the time of entering into the undertaking, which would have a material adverse effect, or could reasonably be expected to have a material adverse effect, on Infinera’s liquidity, sales, results, solidity, assets or equity; or (c) any information made public by Infinera or disclosed by Infinera to such Accepting Shareholder or Transmode is materially inaccurate, incomplete or misleading in respects that could reasonably be expected to have a materially adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity.

No secondary listing of Infinera on Nasdaq Stockholm

The revised offer allows for Transmode shareholders to elect a consideration alternative consisting of a potential all cash consideration, compared to the Offer as announced on April 9, 2015. As previously communicated, Infinera had initiated discussions with Nasdaq Stockholm and evaluated whether to apply for a secondary listing on Nasdaq Stockholm, in addition to its current listing on the NASDAQ Global Select Market in the United States. Infinera has now decided, taking into account among other things the revised Offer as well as feedback from several shareholders in Transmode, not to proceed with a secondary listing. The Infinera Shares will remain listed on NASDAQ Global Select Market in the United States.

Further information about the Offer

Except for the new alternative Offer consideration described above, all conditions for the Offer remain unchanged. According to the Offer, Infinera reserves the right to waive, in whole or in part, one or more of the conditions for the Offer, including to complete the Offer at a lower level of acceptance. Infinera reserves the right to extend the acceptance period for the Offer as well as to postpone the date of settlement. For further details of the Offer, including the conditions for completion of the Offer, please refer to Infinera’s press releases dated April 9, 2015 and June 2, 2015 and to the offer document that will be published before the start of the acceptance period of the Offer. According to the revised indicative timeline for the Offer announced on June 2, 2015, the offer document is estimated to be published during the first two weeks of July 2015. The acceptance period will commence promptly following the publication of the offer document and is expected to expire in early-August 2015, with expected settlement by mid-August 2015. The aforementioned press releases and further information about the Offer are available at: www.infinera.se.

Sunnyvale, California, USA

June 29, 2015 (CET)

Infinera Corporation

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Infinera discloses the information provided herein pursuant to the Takeover Rules. The information was submitted for publication on June 29, 2015, 08:00 a.m. CET.

For further information, please contact:

Media (Europe): VERO Communications Tel. +46 8 611 38 30 johan@vero.se Media (Rest of World): Anna Vue Tel. +1 (916) 595-8157 avue@infinera.com

Investors (Europe):

Morgan Stanley & Co. International plc

Tel. +46 8 6789600

Erik Tregaard

Managing Director

erik.tregaard@MorganStanley.com

Erik Ohman

Managing Director

erik.ohman@MorganStanley.com

Investors (Rest of World):

Jeff Hustis

Tel: +1 (408) 213-7150

jhustis@infinera.com

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Important information

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish and U.S. law and regulations.

This press release and any related Offer documentation are not being distributed and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country – any such action will not be permitted or sanctioned by Infinera. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions may be disregarded.

The Offer is not being and will not be made, directly or indirectly, in or into, or by use of mail or any other means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. This includes, but is not limited to facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic transmission. The Offer cannot be accepted and shares may not be tendered in the Offer by any such use, means, instrumentality or facility of, or from within Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or by persons located or resident in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Accordingly, this press release and any related Offer documentation are not being and should not be mailed or otherwise transmitted, distributed, forwarded or sent in or into Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or to any Australian, Hong Kong, Japanese, Canadian, New Zealand or South African persons or any persons located or resident in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa.

Any purported tender of shares in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of shares made by a person located in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or any agent fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within Australia, Hong Kong, Japan, Canada, New Zealand or South Africa will be invalid and will not be accepted. Each holder of shares participating in the Offer will represent that it is not an Australian, Hong Kong, Japanese, Canadian, New Zealand or South African person, is not located in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa and is not participating in such Offer from Australia, Hong Kong, Japan, Canada, New Zealand or South Africa or that it is acting on a non-discretionary basis for a principal that is not an Australian, Hong Kong, Japanese, Canadian, New Zealand or South African person, that is located outside Australia, Hong Kong, Japan, Canada, New Zealand or South Africa and that is not giving an order to participate in such offer from Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Infinera will not deliver any consideration from the Offer into Australia, Hong Kong, Japan, Canada, New Zealand or South Africa.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Hong Kong, Japan, Canada, New Zealand or South Africa must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the Offer for shares of Transmode described in this communication has not commenced.

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In connection with the proposed combination of Infinera and Transmode, an offer document related to the Offer will be approved and published by the Swedish Financial Supervisory Authority (the “SFSA”). In addition, Infinera has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”). Shareholders of Transmode should read the above referenced documents and materials carefully when such documents and materials become available, as well as other documents filed with the SEC and with the SFSA, because they will contain important information about the transaction. Infinera may not exchange the common stock referenced in the preliminary prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge from Infinera’s website (www.infinera.com) under the heading “SEC Filings” in the “Company – Investor Relations” portion of Infinera’s website.

Forward-looking information

Statements in this press release relating to future events, status and circumstances, including statements regarding future financial or operating performance, growth and other projections as well as benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates,” “expects,” “believes,” continue,” “intends,” “target,” “projects,” “contemplates,” “plans,” “seeks,” “estimates,” “could,” “should,” “feels,” “will,” “would,” “may,” “can,” “potential” or similar expressions or variations, or the negative of these terms. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to a variety of factors, many of which are outside the control of Infinera. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90 percent of Transmode’s outstanding shares, that any of the other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the Combined Company will not realize on its financing or operating strategies; the risk that litigation with respect to either company or the transaction could arise; and the risk that disruption caused by the Combined Company would make it difficult to maintain certain strategic relationships. These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be approved by the SFSA. Infinera cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. Any forward-looking statements contained in this press release speak only as of the date on which they were made and Infinera has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

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